

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 30, 2010

Earnest Leung
Chief Executive Officer
Network CN Inc.
Suite 3098, Shell Tower
Times Square
1 Matheson Street
Causeway Bay
Hong Kong

> **Re:** **Network CN Inc.**
> **Form 10-K for fiscal year ended December 31, 2009**
> **Filed March 31, 2010**
>
> **Form 10-Q for the quarter ended September 30, 2010**
> **Filed November 8, 2010**
>
> **File No. 000-30264**

Dear Mr. Leung:

We have reviewed your filings and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 1. Business

Acquisition of Quo Advertising, page 6

1.   You state that you acquired 100% of the equity interests of Quo Advertising on January 31, 2007 pursuant to a purchase and sale agreement and a trust

agreement. However, on page 21, you note that you are unable to directly own 100% of an advertising business in China and that Quo Advertising was owned by two PRC citizens designated by you. Please revise the disclosure throughout your document to avoid the implication that you acquired direct ownership interests in Quo Advertising, and in your other PRC operating subsidiaries, to the extent applicable. Revise your disclosure to make clear throughout the extent to which your company has contractual relationships with PRC companies that operate advertising businesses rather than direct ownership.

2.   Please file the purchase and sale agreement with Quo Advertising or its prior owners pursuant to as exhibits.

Other Contractual Arrangements with the PRC Operating Companies, page 7

3.   You disclose on page 7 that in January 2008, you restructured your advertising business "in order to strengthen our compliance with existing PRC regulation." Please explain this statement. Clarify whether you were in compliance with PRC regulations. For example, explain how you could acquire Cityhorizon BVI and its PRC subsidiaries Lianhe and Bona and be in compliance with PRC laws and regulations restricting foreign investment in advertising businesses.

4.   You state that your subsidiary Lianhe entered into a series of contractual agreements, including pledge and option agreements, with Quo Advertising and Bona in January 2008. Please disclose the consideration, if any, Lianhe provided to Quo Advertising, Bona, or their shareholders in exchange for entering into these contractual arrangements. Identify the Quo Advertising and Bona shareholders that are parties to the agreements. Discuss why the parties entered into the agreements. File as exhibits all the agreements between Lianhe, Quo Advertising, Bona, their shareholders and any other party that formed the basis for your consolidation of Quo Advertising and Bona or otherwise govern the relationship between the parties.

5.   Disclose the material terms of the agreements between Lianhe, Quo Advertising and Bona. Disclose whether Lianhe has received any management and consulting fees from Quo Advertising and Bona and, if so, quantify the amounts.

6.   Disclose whether you registered the equity pledge agreements between Lianhe and the PRC shareholders of Bona and Quo Advertising with the relevant PRC authorities.

Corporate Structure, page 8

7.   So that this chart serves as a more meaningful reference for the narrative disclosure, revise your corporate structure chart to clearly show operations inside

and outside China, include the full company names along with the shortened
names, major shareholders and/or officers and directors, and holding or
operational company status, as the case may be, within the boxes. Also clearly
indicate where there is direct equity ownership or where there are contractual
arrangements between the entities. In your response letter, please provide us with
a corporate structure chart reflecting your current corporate structure.

Available Information, page 8

8.   Please update the address of the SEC's Public Reference Room.

Our Services, page 9

9.   Please discuss here and in your Management's Discussion and Analysis the extent
to which you have been able to sell your available advertising airtime for your
roadside advertising panels in Shanghai and your mega-size advertising panels in
Wuhan and Beijing and how much of your airtime is unsold.

Advertising Services, pages 12-13

10.   We refer to your statement that companies that engage in advertising must obtain
business licenses from the SAIC or its local branches that include operating an
advertising business with their scope. On page 12, you disclose that you "do not
expect to encounter any difficulty maintaining our business license." However,
on page 17, you disclose that you "did not have any PRC operating subsidiaries
able to apply for the required licenses for providing advertising services until Yi
Gao…" We note that you disclose that Quo Advertising had the required
licenses. Please disclose whether your other Chinese operating entities had the
requisite licenses to provide advertising services in China, including Bona and
Botong. If not, please explain the potential consequences of not having such
certificates and the potential risks, if any, posed to your operations.

11.   We refer to your statement that companies are required to obtain an out-of-home
advertising registration certificate for each LED billboard that is installed in
Shanghai. Please disclose whether all of the out-of-home LED billboards that you
operate in Shanghai have the proper certificates. If not, disclose the extent of any
non-compliance, the potential consequences of not having such certificates and
the potential risks, if any, posed to your operations.

Enterprise Income Tax Law, page 13

12.   You disclose that you may not enjoy tax incentive for your "further established
companies in the PRC…" as a result of the EIT. Please explain what tax
incentives you are referring to and why you may no longer benefit from such

incentives. In this regard, please provide specific disclosure of the company's belief whether it is a resident enterprise and subject to the enterprise income tax rate of 25% for its global income. If not, include a discussion of the relevant facts and circumstances that provide the basis for your belief that you are not a resident enterprise.

Risk Factors, page 13

We rely on trust agreement arrangement with Quo Advertising to control 30% equity of Yi Gao…, page 18

13.   We refer to your disclosure on page 18 that you have transferred all of Quo Advertising's operations to Yi Gao and you have entered into a trust declaration with Quo Advertising to enable you to control 100% of Yi GAO. Please file all agreements regarding the transfer of Quo Advertising's operations to Yi Gao and the trust declaration between you and Quo Advertising as exhibits.

14.   Please disclose why you structured the transfer of Quo Advertising's operations to Yi Gao as an equity joint venture and arranged for Quo Advertising to hold its 30% equity interest in Quo Advertising pursuant to a trust declaration for the benefit of your subsidiary Linkrich Enterprise Advertising.

15.   Please disclose how Quo Advertising shareholders will be appointed going forward and any risks that may pose to your business. Please disclose how this restructuring will impact the distribution of Quo Advertising's revenue going forward.

Our subsidiaries and affiliated Chinese entities in China are subject to restrictions on paying dividends…, page 22

16.   We refer to your disclosure on page 22 that you rely on dividends from your subsidiaries in China and other fees, including consulting fees. Please disclose whether any dividends and/or fees have been paid to you during the past three years and, if not, when you expect to start receiving such payments.

17.   Please disclose that PRC law only allows payment of dividends out of accumulated profits and explain the impact of this restriction. Disclose whether your PRC subsidiaries or variable interest entities have an accumulated deficit. Similarly revise your disclosure under "Dividend Policy" on page 30.

Item 10. Directors, Executive Officers and Corporate Governance, page 47

Directors and Officers, page 47

18.   For each director, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the company, in light of the registrant's business and structure. Refer to Regulation S-K Item 401(e)(1).

Involvement in Certain Legal Proceedings, page 48

19.   Please provide disclosure regarding the involvement of your officers and directors in the types of legal proceedings set forth in Regulation S-K Item 401(f) for the last ten years.

Summary Compensation Table, page 51

20.   For awards of stock and options, please disclose the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Refer to Regulation S-K Item 402(c)(2)(v) and (vi).

21.   Please provide appropriate quantification through footnote disclosure of the items included in "All Other Compensation." In this regard, you should identify and quantify any item that is not a perquisite or personal benefit (such as tax reimbursements and contributions to the mandatory provident fund) whose value exceeds $10,000. See Instructions 3 and 4 to Item 402(c)(2)(ix).

Director Compensation, page 55

22.   Please disclose why you pay your employee directors compensation for their role as directors. Also disclose why the cash compensation for employee directors for the service period from July 2009 to June 2010 is higher than for non-employee directors.

23.   For awards of stock and options, please disclose the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Refer to Regulation S-K Item 402(k)(2)(iii) and (iv).

Security Ownership of Certain Beneficial Owners and Management, page 58

24.   Please disclose the natural person(s) who have voting or investment control over the company's shares held by Keywin Holdings Limited and Sino Portfolio International Ltd. To the extent that Mr. Leung has voting or investment control

over the shares held by Keywin Holdings Limited, include those shares in Mr. Leung's beneficial ownership amount.

Item 13. Certain Relationships and Related Transactions and Director Independence, page 58

Related Transactions, page 58

25.   We note that Statezone Ltd. provided agency and financial services in connection with the debt restructuring. Please file the agreement with Statezone Ltd. as an exhibit.

26.   Please disclose why the company paid the expenses of Vision Tech International Holdings Limited in the amount of $413,309 during the year ended December 31, 2009, particularly in light of the company's financial condition. Disclose the business of Vision Tech International Holdings, what types of expenses were paid and whether these payments resulted in any benefits to Network CN. Disclose whether the payments were approved by the company's audit committee in accordance with its Related Party Transaction Policy prior to the time the payments were made or the arrangement was entered into. File any documents evidencing this arrangement. Disclose when the amounts were repaid. Disclose whether the company intends to enter into similar arrangements in the future. Disclose these payments in your Management's Discussion and Analysis and discuss their impact on your liquidity and capital resources.

Exhibits

27.   You have filed many of your exhibits through incorporation by reference to exhibits filed with filings you have made. When incorporating by reference, please indicate the exhibit number of the filing from which you are incorporating by reference. Referring only to the report and date the report filed is not specific enough.

28.   Please provide enough information about the exhibit in the exhibit index for investors to understand to what the exhibit relates. For example, it is not clear what document is filed as Exhibit 10.3, which is identified in the exhibit index only as "Security Agreement, dated January 31, 2008."

29.   It appears that the document filed as Exhibit 10.1 and identified in the exhibit index as "Purchase Agreement, dated November 19, 2007 (incorporated by reference from Registrant's Current Report on Form 8-K filed with the SEC on November 26, 2007)" is the Note and Warrant Purchase Agreement between the company, Shanghai Quo Advertising Company Limited, Lina Zhang, Qinziu Zhand and the investors which was filed as Exhibit 99.1 to the Form 8-K filed on

November 26, 2007. Within this Exhibit 99.1, you disclose that you have omitted information pursuant to a request for confidential treatment. We are unable to locate any such request for confidential treatment. Please advise.

Form 10-Q for the quarterly period ended September 30, 2010

Management's Discussion and Analysis of Financial Condition…, page 29

30. Please clarify, if true, that your advertising panels consist of 52 roadside advertising panels along one road in Shanghai, one mega-size advertising panel in Wuhan and one mega-size advertising panel in Beijing.

31. You disclose on page 30 that, since early 2010, you have begun to restructure and simplify your organization by consolidating your PRC operations and advertising businesses by, for example, terminating your contractual agreements with Quo Advertising and consolidating its business into Yi Gao and terminating your contractual arrangements with, and deconsolidating, Botong. You state that you "expect these actions will enhance [y]our operational efficiency and effectiveness and should reduce [y]our operating expenses for the foreseeable future." Please explain more specifically, and quantify to the extent possible, how these actions have impacted and will continue to impact your business and results of operations.

32. Please disclose why you can now directly own PRC advertising subsidiaries in light of the PRC laws and regulations restricting foreign investment in advertising businesses.

33. Please clarify that Yi Gao is not directly owned by you.

34. You disclose on page 30 that you started an advertising agency business in 2009 and that you expect this business "will enable [you] to generate revenue without having capital commitment and hence enhance [y]our current capital position and liquidity." In your results of operations, please discuss and quantify the revenues attributable to advertising agency sales and the impact on your gross margins. Also discuss whether this line of business has had a material impact on your liquidity and capital resources.

Liquidity and Capital Resources, page 32

35. Please discuss, in more specific terms, whether your existing cash and cash equivalents and sources of liquidity will be sufficient to fund your operations, anticipated capital expenditures and debt repayment obligations for the next twelve months.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Brandon Hill, Attorney-Advisor, at (202) 551-3268, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Scott C. Kline, Esq.
       Pillsbury Winthrop Shaw Pittman LLP
       (via facsimile)